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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004        Commission File No.: 0-29954

THE THOMSON CORPORATION

(Translation of registrant's name into English)

Metro Center, One Station Place, Stamford, Connecticut 06902, United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                               .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Management's Discussion and Analysis
99.2	Audited Financial Statements for the Year Ended December 31, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
By:	/s/ DEIRDRE STANLEY
Name:	Deirdre Stanley
Title:	Senior Vice President and General Counsel

Date: March 5, 2004

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EXHIBIT INDEX
SIGNATURES